Exhibit (h)(2)(ii)
SCHEDULE 1

DIVIDEND DISBURSING AND TRANSFER AGENT AGREEMENT

SERIES OF THE TRUST
(updated June 9, 2022)

The following fund(s) are covered by the Agreement:

1.	Arin Large Cap Theta Fund
a.	Institutional Class Shares
b.	Advisor Class Shares
2.	Matisse Discounted Closed-End Fund Strategy
3.	Matisse Discounted Bond CEF Strategy
4.	QCI Balanced Fund
5.	Roumell Opportunistic Value Fund
6.	Sector Rotation Fund
7.	Typhon Tactical Managed Futures Strategy Fund
8.	Utah Focus Fund